FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated July 7, 2005-International KRL Resources Corp. Drilling Copper Target

2.

News Release dated July 8, 2005- Options

3.

News Release dated July 13, 2005- New Director

4.

Material Change Report- July 13, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 17 August, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: July 7, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. DRILLING COPPER TARGET

International KRL Resources Corp. (the Company) is pleased to report that it has started diamond drilling hole CH-05-14. The drill hole is planned to test the GEOTEM conductor in the North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property, Shining Tree, Ontario. The conductor is 600m long and is at interpreted depths of 74m to 154m and has interpreted conductance from 7 S to 11 S. The parameters of the hole are as follows:

Location: UTM 492230E, 5272018N

Grid 1855W, 1150N

Azimuth: 045o

Dip:

 -50o

Length:    300m

The results of the work program will be released in a timely basis. The Company is also prospecting, mapping and rock chip sampling, all the magnetic and EM conductors identified by the airborne survey carried out in 2004. The Qualified Person for this project is J. L. LeBel (P.Eng.).

For more information on the Copper Hill Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: July 8, 2005

______________________________________________________________________________________

OPTIONS

International KRL Resources Corp. (IRK) announced the grant of 1,000,000 incentive stock options under its option plan to directors and officers of the Company, exercisable at $0.25 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: July 13, 2005

______________________________________________________________________________________

NEW DIRECTOR

VANCOUVER International KRL Resources Corp. (the “Company”) announces the appointment of F. Charles Vickers, Jr. of Dallas, Texas as a director of the Company. Mr. Vickers is the president of Greyling Investments, Inc. which is a major shareholder in Logan Resources Ltd. as well as a number of other junior resource companies in Canada.  Mr. Vickers was the Chairman and President of Troutline Investments Inc. until April of 2004 when Troutline successfully merged with three oil and gas companies to become Innova Energy Ltd. (“Innova”). Mr. Vickers continues to serve as a director of Innova.  Innova has grown from an initial market capitalization of’ $67 million to a current market valuation of almost $200 million. Mr. Vickers has 30 years of experience with resource based companies.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

International KRL Resources Corp.
570-789 West Pender Street
Vancouver, BC  V6C 1H2

Item 2

Date of Material Change

July 13, 2005

Item 3

News Release

The news release was issued on July 13, 2005 through the facilities of Stockwatch and CNN Matthews.

Item 4

Summary of Material Change

The Company announced the appointment of a new director.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Seamus Young at 604.689.0299.

DATED:

July 13, 2005

Per:	“Seamus Young”
Seamus Young President